Filed by Greater Community Bancorp
Pursuant to Rule 425 under the Securities Act of
1933 and deemed filed pursuant to Rule 14a-6
under the Securities Exchange Act of 1934

Subject Company: Greater Community Bancorp
(Commission File No. 000-14294)

The following was made available to employees of Greater Community Bancorp.

Employee Communication

Today, we are announcing that Greater Community Bancorp (GCB) has agreed to merge with Oritani Financial Corp. (Oritani).  We believe this combination of GCB and Oritani is for the betterment of both organizations.  By combining forces, we will double our size and become an organization that can offer improved services to customers and greater opportunities to employees.   We are sure that you have many questions concerning this transaction.  We have anticipated some below.  You will be hearing much more today, and in the weeks and months to follow, from your supervisor and from me.  Right now, we want to assure everyone that we believe this merger is in the best interests of our customers and shareholders and also for the majority of employees at Oritani and GCB.

Q.	When will the merger of Greater Community Bancorp with Oritani Financial Corp. close?

A.
We expect Oritani’s acquisition of GCB to close around May or June 2008.  That means we have several months to transition the two companies together into a new, successful, larger financial institution which can offer improved and competitive services to customers.

Q.	I’ve always heard that Greater Community Bancorp wanted to remain “independent”. Why are we now merging the bank?

A.
It has always been our desire to remain an independent bank and we did not go seeking a buyer.  (Oritani approached GCB.)  However, we have a duty to our shareholders to examine a serious prospective buyer’s offer.  In our examination of the Oritani offer, we found a merger between Oritani and GCB would actually create a unique and complementary opportunity providing outstanding advantages for each organization.  Oritani is a billion dollar institution with approximately the same number of branches that GCB has.  We will double our current size by uniting as one organization.

Q.	I am an employee who works in a branch. What does this mean to me and my branch co-workers?

A.
We do not anticipate any major changes in the branches of the bank.   One of the reasons Oritani and GCB decided to merge was because the new combined organization will have more branches.  We expect all branches to remain in operation and all branch staff to continue to do the jobs they already do so well.  There may be changes in the future regarding processes and procedures, however.

Q.	Will there be any layoffs?

A.
Many areas of the bank will experience no staffing changes.  We expect the branches, IT and Highland Capital Corp. to remain as they are.  There may be some changes in other departments, but those changes will primarily be to support an organization that will be double our current size.

Certain jobs will be reviewed carefully to determine which ones are necessary in the newly merged company.  Although we don’t want to lose anyone, if there are some layoffs, we will make sure that those people have plenty of notice and are provided with severance pay to help them on their way to new employment.    In those particular situations, we will communicate with the affected employees as soon as possible.

Q.	Will there be changes to our benefits?

A.
There may be some changes to your benefits eventually, but not in the near future. Both Oritani and GCB’s health insurance carrier is Horizon Blue Cross/Blue Shield of New Jersey.  Oritani offers their employees a wide choice of competitive benefits that would enhance our current benefits.  We will keep you apprised as we work out the employee benefits that will be offered to our employees in the future.  Rest assured, however, that we will work diligently to ensure that you have competitive employee benefits available to you.

Additionally, we have some great news regarding your 401(k) plan account.  Upon the closing, all participants in the GCB 401(k) plan will be 100% vested in the employer contributions to their 401(k) accounts.

Q.	Who will run the company?

A.
Kevin J. Lynch is the CEO of Oritani and he will continue in that role after GCB has merged with Oritani.  Right now, though, business will continue with Anthony M. Bruno, Jr. leading GCB with the same senior management team.  Several of these individuals will continue in their roles after the two companies are combined.  We will keep you apprised as key management decisions are made.

Q.	What should we expect to happen immediately?

A.
Business will continue as normal, but at the same time, we will form an integration team made up of people from both Oritani and GCB.  This team will be looking at how we can effectively integrate the best from both Oritani and GCB to make a dynamic new organization.  You can expect to receive regular communications from the integration team as to their progress.  This is an exciting time with plenty of opportunity ahead.

Q.	If we receive calls from reporters asking us questions about the merger, what should we say?

A.	Refer all calls from the press to either Jeannette Chardavoyne or Anthony Bruno.

Q.	What should we tell customers?

A.	Assure customers that their accounts will be maintained with the same dedication and care as before and they should not experience any difference in the service provided to them.

Additional Information and Where to Find It

Oritani Financial Corp., parent company of Oritani Savings Bank, and Greater Community Bancorp, parent company of Greater Community Bank, will file a registration statement, a proxy statement/prospectus and other relevant documents concerning the proposed Merger with the Securities and Exchange Commission (the “SEC”).   SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. You will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Oritani Financial Corp. and Greater Community Bancorp, at the SEC’s Internet site (http://www.sec.gov).  Copies of the proxy statement/prospectus to be filed by Oritani Financial Corp. also can be obtained, when available and without charge, by directing a request to Oritani Financial Corp., Attention: Kevin J. Lynch, 370 Pascack Road, Township of Washington, New Jersey 07676, (201) 664-5400 or to Greater Community Bancorp, Attention: Anthony M. Bruno, 55 Union Boulevard, Totowa, New Jersey 07512, (973) 942-1111.

Participants in Solicitation

Greater Community Bancorp, Oritani Financial Corp. and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Greater Community Bancorp and Oritani Financial Corp. in connection with the Merger.  Information about the directors and executive officers of Greater Community Bancorp and their ownership of Greater Community

Bancorp common stock is set forth in Greater Community Bancorp’s most recent proxy statement as filed with the SEC on Schedule 14, which is available at the SEC’s Internet site (http://www.sec.gov) and upon request from Greater Community Bancorp at the address in the preceding paragraph.  Information about the directors and executive officers of Oritani Financial Corp. is set forth in Oritani Financial Corp.’s most recent proxy statement filed with the SEC on Schedule 14A, which is available at the SEC’s Internet site and upon request from Oritani Financial Corp. at the address set forth in the preceding paragraph.  Additional information regarding the interests of these participants may be obtained by reading the proxy statement/prospectus regarding the proposed Merger when it becomes available.